Exhibit 17.1
                                                                                                October 11, 2013

Board of Directors
Universal Technology Systems Corp.
20 Trading Post Way
Medford Lakes, NJ 08055

                   RE:          Resignation From All Positions of
Universal Technology Systems Corp. and
Affiliates and Subsidiaries

Dear Board of Directors:

This letter is to notify you that I am resigning from my position as a director and all other positions at Universal Technology Systems Corp and its affiliates and subsidiaries, including but not limited to, Global Photonic Energy Corporation, a Pennsylvania corporation and GPEC Holdings, Inc., a Pennsylvania corporation. My resignation will take effect as of the date of this letter hereof.

Sincerely,

/s/ David Boone
David Boone